Mail Stop 3561

May 30, 2007

Robert Meers, Chief Executive Officer
Lululemon Corp.
2285 Clark Drive
Vancouver, British Columbia
Canada, V6N 3G9

> **Re:** **Lululemon Corp.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2007**
> **File No. 333-142477**

Dear Mr. Meers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We note that prior to or simultaneously with the commencement of the offering, you will participate in a corporate reorganization that will involve the issuance of the following securities: (1) common stock to existing stockholders, non-participating preferred stockholders of Lulu USA, and Slinky, an entity affiliated with Mr. Wilson and (2) special voting stock and Lulu Canadian exchange shares

that are exchangeable into your common stock. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of common stock and special voting and exchange shares and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

Front Cover of Prospectus

3. We note that you have listed eight underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1

4. Please provide support for your statement that you are "one of the fastest growing designers and retailers of technical athletic apparel in North America."

5. If you choose to highlight your company's strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

Risk Factors, page 9

6. Please consider whether to separate the discussion within a risk factor because it discusses separate and distinct risks, such as your risk factor on page 21.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

7. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that your net revenues grew at a compound annual growth rate of 91.1% for the period from fiscal 2004 to fiscal 2006. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Interest Income, pages 54 and 59

8. We note interest income increased $87,174, or 160%, to $141,736 for fiscal 2006 from $54,562 for fiscal 2005 and 411% from 2004 to 2005. Please clarify for us your use of the term constant in your discussion of year over year changes.

Business, page 71

9. We note your references to studies published by the Yoga Journal, SGMA International, NDP Group Consumer Tracking Service and a third-party survey commissioned by one of your investors. Pease provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study. You must also file as an exhibit, the author's consent to be named in the registration statement.

Our Employees, page 81

10. We note you disclose 1,673 employees as of April 1, 2007. Please explain, or revise, the inconsistency with the number of employees reported in FAQ 1 on your website which indicates 650.

Legal Proceedings, page 82

11. Please augment your disclosure to discuss the factual basis alleged to underlie the Jones proceeding.

Director Compensation, page 88

12. Please revise so that the compensation discussion and analysis appears before the compensation tables. Refer to Section II.B.1 of SEC Release 33-8732A.

13. Please disclose by footnote the grant date fair value of the option awards. Refer to Item 402(k)(iv) of Regulation S-K.

Executive Compensation, page 90

14. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

15. We note that you grant cash awards that are intended to serve as an incentive for performance to occur over a specified period. Please revise to include this non-equity incentive plan compensation, as required by Item 402(c)(2)(vii) and (d)(2)(iii) of Regulation S-K.

16. We note from your summary compensation table that the compensation of your executives has fluctuated over the past three years. Please describe the factors considered in decisions to increase or decrease compensation materially. Refer to Item 402(b)(2)(ix) of Regulation S-K.

Agreements with Named Executive Officers, page 101

17. Please revise to quantify the value of the lump sum amounts payable to each named executive upon termination. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in tabular format.

Certain Relationships and Related Party Transactions, page 109

18. Disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Stockholders Agreement, page 109

19. We note that you state that the preemptive rights do not apply to this initial public offering. Please also state whether the rights of first refusal and participation rights apply to this initial public offering and if so, then describe the material terms of the rights.

Principle and Selling Stockholders, page 114

20. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Advent International Corporation, Highland Capital Partners and Brooke Private Equity Advisors. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

Description of Capital Stock, page 118

21. You state that all shares of your outstanding common stock are fully paid and non-assessable. This appears to be a legal conclusion that only your counsel may make. Please revise to clarify, if true, that this is counsel's opinion. You should also identify counsel and refer readers to the legality opinion.

Registration Rights, page 122

22. Please explain whether or not any of the certain registration rights might require the Company to transfer consideration to the counterparty in the event of default. If so, please explain the extent to which you have considered FSP EITF 00-19-2 - Accounting for Registration Payment Arrangements.

Combined Consolidated Balance Sheets, page F-3

23. We note on the face of your balance sheet you present allowance for doubtful accounts as having a balance of $nil and the majority of the receivables represent royalties payable to the Company from its franchisees. In Note 5 you disclose the acquisition of net assets of franchisees and the abandonment of working capital. Please disclose the amount of accounts receivable written off in each of the periods presented.

24. We note that in connection with a proposed initial public offering, your series A, B and TS preferred stock will automatically convert into common stock. Please advise or revise to present a pro forma balance sheet as of December 31, 2006 to give effect to the capital transaction.

Note 9 Combined Stockholders Equity, page F-17

25. We note in the event of an initial public offering your Series A, B and TS are convertible into common shares of Lululemon Corporation at a ratio of 1:100 plus the number of shares equivalent to unreturned cost and accrued and unpaid dividends (the conversion). In the absence of transactions with independent third parties we view the anticipated IPO price as a leading indicator of value of your stock in the months leading up to your IPO. Accordingly, if your IPO price

exceeds the conversion price of your preferred shares it appears a beneficial conversion feature would need to be recognized. Please explain to us the extent to which you have considered the requirements of EITF 98-5 and 00-27.

26. If your anticipated IPO price is more than the estimated fair value upon which you have been measuring stock compensation expense please discuss and quantify the events that occurred, operationally and financially that may have caused fluctuations in the fair value of your stock.

27. Please expand your disclosure to address any redemption requirements associated with the outstanding preferred stock. In this regard, please revise to clarify, or explain where you have included undeclared and accrued dividends in your financial statements as it does not appear that the carrying value of the preferred stock has been increased or that a charge has been made against retained earnings. See SAB Topic 3.C.

Note 10 Equity Incentive Compensation Plan, page F-19

28. Please disclose the amount of cash received from the exercise of options and the tax benefit realized. See SFAS 123R, paragraph A240.i.

Exhibits, page II-4

29. Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

*** ***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Barry M. Abelson, Esq.
         John P. Duke, Esq.
         Pepper Hamilton LLP